SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________

Schedule 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
________________

THE BUREAU OF NATIONAL AFFAIRS, INC.
(Name of Subject Company)

THE BUREAU OF NATIONAL AFFAIRS, INC.
(Name of Person(s) Filing Statement)

Class A Common Stock, par value $1.00 per share

Class B Common Stock, par value $1.00 per share

Class C Common Stock, par value $1.00 per share

(Title of Class of Securities)

Class A 121164107
Class B 121164206
Class C  None

(CUSIP Number of Class of Securities)

________________

Paul N. Wojcik Chairman and Chief Executive Officer The Bureau of National Affairs, Inc. 1801 South Bell Street Arlington, Virginia 22202 703-341-3000	Eunice Lin, Esq. Executive Vice President and General Counsel The Bureau of National Affairs, Inc. 1801 South Bell Street Arlington, Virginia 22202 703-341-3000

 (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

With a copy to:

Michael P. Rogan Marc S. Gerber Skadden, Arps, Slate, Meagher & Flom LLP 1440 New York Avenue, NW Washington, D.C. 20005 (202) 371-7000

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The following is a joint press release issued by The Bureau of National Affairs, Inc. and Bloomberg Inc. on August 25, 2011, announcing the proposed tender offer and merger.

FOR IMMEDIATE RELEASE
August 25, 2011

Bloomberg Enters Agreement to Acquire BNA

Combination Propels Bloomberg's Expansion into Legal Information Market and Enhances BNA through Bloomberg’s Data and Technology Expertise

Acquisition Increases Bloomberg’s Presence in Washington Market

NEW YORK and ARLINGTON, Va. - Bloomberg and BNA today announced that they have entered into an agreement for Bloomberg to acquire all of the outstanding shares of BNA for $39.50 per share in a cash tender offer followed by a merger for a total purchase price of approximately $990 million.  The transaction is expected to close in 2011.

BNA, which is wholly owned by current and former employees, provides important legal, tax and regulatory research and analysis and would become a stand-alone subsidiary of Bloomberg.

Together, Bloomberg and BNA would form a unique combination of premium content, deep subject matter expertise, proprietary data and world class technological capabilities to provide distinctive products and solutions for professionals and decision makers in law, government, business and finance.

This acquisition would immediately strengthen Bloomberg’s offerings in the legal information market by complementing Bloomberg Law -- the only legal research system that fully integrates primary research, dockets, company information and proprietary news -- with BNA’s trusted legal, tax and regulatory content.

In addition, the combination would enhance Bloomberg’s coverage and analysis of tax and accounting, labor and employment, healthcare, intellectual property, and telecommunications issues.

The acquisition would significantly grow Bloomberg’s presence in the Washington, DC area through its multiple operating units, Bloomberg News, Bloomberg Government, Bloomberg Law and BNA -- which would work together to provide unparalleled coverage and analysis of U.S. policy and regulatory issues for customers.

"BNA’s employees have built a superior franchise and we are enthusiastic about a Bloomberg-BNA combination that will deliver more premium content to our professional audiences,” said Dan Doctoroff, CEO and President of Bloomberg.  “BNA research and analysis will make Bloomberg’s products even more valuable, and BNA would benefit from our data and technology expertise.”

“For more than eight decades, we have provided our subscribers with quality products that allow them to do their jobs more effectively and efficiently,” said Paul N. Wojcik, Chairman and CEO of BNA. “We believe this is the start of a new day, where we will join forces with Bloomberg to extend our premium content to an expanded audience.”

“Bloomberg and BNA share many of the same values, including a commitment to deliver high-quality content to customers, employing highly skilled and experienced workers and offering superior customer service,” said Peter Grauer, Chairman of Bloomberg.  “We look forward to welcoming them to the Bloomberg family.”

The tender offer is expected to commence by September 8, 2011.  The acquisition is subject to the terms and conditions set forth in the merger agreement, including a condition that at least a majority of the outstanding BNA Class A Shares are tendered, that the waiting period under the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, has expired or been terminated and other customary conditions.  If the tender offer is completed, untendered shares of BNA are expected to be converted in the subsequent merger into the right to receive the same US$39.50 per share price paid in the tender offer.

The Offer has not yet commenced, and this communication is for informational purposes only and is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of the common stock of BNA. On the commencement date of the Offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the United States Securities and Exchange Commission (the “SEC”). The offer to purchase shares of BNA’s common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed with such Schedule TO. INVESTORS AND BNA STOCKHOLDERS ARE STRONGLY ADVISED TO CAREFULLY READ THE TENDER OFFER STATEMENT (INCLUDING THE OFFER TO PURCHASE, THE LETTER OF TRANSMITTAL AND THE RELATED TENDER OFFER DOCUMENTS) AND THE RELATED SOLICITATION/RECOMMENDATION STATEMENT, AS WELL AS ANY AMENDMENTS THERETO AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The tender offer statement will be filed with the SEC by Brass Acquisition Corp. and Bloomberg, and the solicitation/recommendation statement will be filed with the SEC by BNA.  Investors and BNA stockholders may obtain a free copy of the tender offer statement, the solicitation/recommendation statement and other documents (when available) filed with the SEC at the SEC’s website at www.sec.gov.  The tender offer statement and other documents filed by Brass Acquisition Corp. or Bloomberg may also be obtained free of charge by directing a request by mail to MacKenzie Partners, Inc. at 105 Madison Avenue, New York, New York 10016, by calling toll-free at +1 800-322-2885 or by email to tenderoffer@mackenziepartners.com.

More information about the transaction is available on Bloomberg and BNA’s websites at:
http://www.bloomberg.com/about/pressroom/
http://www.bna.com

About Bloomberg
Bloomberg, a leader in global business and financial information and news, gives influential decision makers a critical edge by connecting them to a dynamic network of information, people and ideas. The company’s strength – delivering data, news and analytics through innovative technology, quickly and accurately – is at the core of the Bloomberg Professional service, which provides real time financial information to more than 300,000 subscribers globally. Bloomberg’s enterprise solutions build on the company’s core strength, using technology to allow customers to access, integrate, distribute and manage data and information across organizations more efficiently and effectively. Through Bloomberg Law, Bloomberg Government and Bloomberg New Energy Finance, the company provides data, news and analytics to decision makers in industries beyond finance. And Bloomberg News, delivered through the Bloomberg Professional service, television, radio, mobile, the Internet and two magazines, Bloomberg Businessweek and Bloomberg Markets, covers the world with more than 2,300 news and multimedia professionals at 146 bureaus in 72 countries.  Headquartered in New York, Bloomberg employs more than 13,000 people in 185 locations around the world.

About BNA
BNA is the largest independent publisher of news, analysis, and reference products for professionals. Delivering specialized information to business, legal, and government professionals at every level of expertise, BNA produces more than 300 news and information services, including the highly respected Daily Labor Report, U.S. Law Week, and Daily Report for Executives.  For more information, visit bna.com.

About Bloomberg Law
Bloomberg Law is the first real-time legal research system that integrates innovative search technology, comprehensive legal content, company and client information, and proprietary news all in one place. This collaborative workspace also includes a suite of new tools for more effective legal analysis and more productive client development. For more information, visit BloombergLaw.com.

About Bloomberg Government
Bloomberg Government is the single source for professionals who need to understand the business impacts of government actions so they can work quickly, decisively and effectively. This comprehensive, subscription-based, online tool collects best-in-class data, provides high-end analysis and analytic tools, and delivers deep, reliable, timely and unbiased reporting from a team of more than 2,300 journalists and multimedia specialists worldwide.  For more information, visit BGov.com.

Forward Looking Statements
This announcement contains forward-looking statements relating to the potential acquisition of BNA by Bloomberg Inc. These forward-looking statements are made within the meaning of and pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The actual results of the acquisition could vary materially as a result of a number of factors, including: uncertainties as to how many of BNA’s stockholders will tender their stock in the offer; the possibility that competing offers will be made; and the possibility that various closing conditions for the transaction may not be satisfied or waived. Other factors that may cause actual results to differ materially include those set forth in the reports that BNA files from time to time with the Securities and Exchange Commission, including its annual report on Form 10-K for the year ended December 31, 2011 and quarterly and current reports on Form 10-Q and 8-K. These forward-looking statements reflect BNA’s expectations as of the date of this announcement. BNA undertakes no obligation to update the information provided herein.

# # #

Media contact:
Ty Trippet
Bloomberg L.P.
+1.212.617.2443 - office
ttrippet@bloomberg.net

The following are frequently asked questions about the tender offer and merger.

QUESTIONS AND ANSWERS RELATED TO BLOOMBERG'S ACQUISITION OF BNA

1.	What was announced today?

Bloomberg and The Bureau of National Affairs, Inc. (BNA) today announced that they have entered into an agreement under which Bloomberg will acquire all 25,116,830 outstanding shares of BNA for $39.50 per share in cash for a total purchase price of approximately $990 million.  The boards of directors of both companies have unanimously approved this transaction, which is expected to close later in 2011.

2.	Why did Bloomberg acquire BNA?

Bloomberg does not make acquisitions very often – we have a strong bias toward organic growth.  But the availability of a leading firm such as BNA – who shares so closely our mission and approach – was a rare strategic opportunity.

Together, Bloomberg and BNA will be a unique combination of premium content, deep subject matter expertise, proprietary data and world-class technological capabilities to provide distinctive products and solutions for professionals and decision makers in law, government, business and finance.

This acquisition would immediately strengthen Bloomberg’s offerings in the legal information market by complementing Bloomberg Law -- the only legal research system that fully integrates primary research, dockets, company information and proprietary news -- with BNA's trusted legal, tax and regulatory content.

The acquisition would significantly grow Bloomberg’s presence in the Washington, DC area through its multiple operating units, Bloomberg News, Bloomberg Government, Bloomberg Law and BNA -- which would work together to provide unparalleled coverage and analysis of U.S. policy and regulatory issues for customers.

BNA will benefit from Bloomberg’s technology and data expertise as well as the significant analytical and news reporting resources of the company, including Bloomberg Briefs, Bloomberg Industries and Bloomberg News, among others.

3.	What are Bloomberg's plans for the company?

Bloomberg has tremendous respect for the legacy of BNA, its employees and management team.  Following the transaction, it is our intention that BNA would retain its name and remain a stand-alone subsidiary within the Bloomberg family, operating from its current location under existing management.  Bloomberg will honor existing contracts and relationships.

4.	Do you anticipate any layoffs at Bloomberg or BNA as a result of this acquisition?

We do not anticipate any layoffs at Bloomberg or BNA as a result of this transaction in the short-term.  We anticipate gradual, modest consolidation over an extended period to be achieved largely through natural attrition.

5.	What does this mean for Bloomberg and BNA customers?

Until the transaction is completed, customers will receive the same products and services they are accustomed to.  After the transaction is completed, we will provide more information on how the Bloomberg-BNA combination will benefit customers and affect our combined product offering.

6.	How many acquisitions has Bloomberg made in its history?

Previous acquisitions include Businessweek and New Energy Finance in 2009.  Bloomberg has also made a few significantly smaller acquisitions.

7.	Is this transaction evidence of a newly acquisitive posture at Bloomberg?

No.  Going forward, we expect almost all of our growth to be organic.  However, when this rare strategic opportunity presented itself, we were enthusiastic to acquire a leading franchise.

8.	To what extent was Mike Bloomberg involved in the decision to buy BNA?

Mike Bloomberg reviewed and supported this transaction in accordance with his agreement with New York City that allows him to maintain the type of involvement that is consistent with his being the majority shareholder of Bloomberg.

9.	How will BNA and Bloomberg be integrated?

BNA’s culture is at the core of its success, and a significant reason the company is a great fit with Bloomberg.  Going forward, Bloomberg will respect and maintain many of the unique attributes that have enabled BNA to build its leading position.  At the same time, this is an attractive transaction because of the potential for the combined entity to be greater than the sum of its parts, so we expect Bloomberg and BNA employees to work together over time to produce innovative products and services for our customers.

10.	What is required to close the transaction?

The Bloomberg-BNA combination is a two-step transaction.  The first step is a tender for all of the outstanding shares of BNA at a price of $39.50 per share in cash.

The acquisition is subject to the terms and conditions set forth in the merger agreement, including a condition that at least a majority of the outstanding BNA Class A Shares are tendered, that the waiting period under the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, has expired or been terminated and other customary conditions.

The second step is a merger.  If the offer is successful, Bloomberg will acquire any remaining shares of BNA common stock through the merger of a company created for the purpose of this transaction with and into BNA with BNA continuing as the surviving corporation and becoming a wholly-owned subsidiary of Bloomberg.

If Bloomberg acquires at least 90% of the outstanding Class A Shares in the tender offer, it will be able to effect the merger under the short-form merger provisions of the Delaware General Corporation Law immediately following closing of the Offer.

If Bloomberg doesn’t achieve 90% ownership through the tender offer, Bloomberg would still own sufficient Class A Shares, without the vote of any other holders of Class A Shares, to satisfy the stockholder approval requirement to approve the Merger.  In that case, the Merger will close following the mailing of the requisite information statement to BNA stockholders.

11.	When is the transaction expected to close?

Bloomberg anticipates that the transaction will close later in 2011, subject to regulatory approvals and successful completion of the Offer and Merger.

12.	Are there potential anti-trust concerns? What if any regulators are involved?

The offer may not close unless pre-merger notification and report forms have been filed with the Antitrust Division of the Department of Justice and the Federal Trade Commission and certain waiting period requirements have been satisfied.

13.	How confident are Bloomberg and BNA the transaction will go through?

Bloomberg expects that the offer will be successful and that the Merger will be consummated in a reasonable period of time thereafter.  Bloomberg believes it is paying a premium for the shares of BNA and believes the BNA stockholders will determine to sell their shares and support the transaction.

Background

14.	What is BNA?

BNA was founded in 1929 and has become a trusted information source for labor, tax, and regulatory lawyers as well as for other accounting, government, and academic professionals.  BNA’s portfolio of approximately 250 subscription-based information products includes category leaders such as Daily Labor Report, Daily Tax Report, Labor & Employment Law Library, and Tax Management Portfolios. The Company counts amongst its customers the250 largest law firms, 98% of the top 100 accounting firms, 97% of Fortune 500 companies, and a substantial number of large and mid-sized law firms. In law firms alone, BNA serves over 5,500 firms with an estimated 205,000 attorneys.  BNA reported revenue of $331 million in 2010. BNA is completely employee-owned, and is headquartered in Arlington, Virginia, where most of its 1,465 employees are located.

15.	What is Bloomberg?

Bloomberg, a leading global business and financial news provider, gives influential decision makers a critical edge by connecting them to a dynamic network of information, people and ideas. The company’s strength--delivering data, news and analytics through innovative technology, quickly and accurately- -is at the core of the Bloomberg Professional service, which provides real time financial information to more than 300,000 subscribers globally. Bloomberg’s enterprise solutions build on the company’s core strength, leveraging technology to allow customers to access, integrate, distribute and manage data and information across organizations more efficiently and effectively. Through Bloomberg Law, Bloomberg Government and Bloomberg New Energy Finance, the company provides data, news and analytics to decision makers in industries beyond finance. And Bloomberg News, delivered through the Bloomberg Professional service, television, radio, mobile, the Internet and two magazines, Bloomberg Businessweek and Bloomberg Markets, covers the world with more than 2,300 news and multimedia professionals at 146 bureaus in 72 countries. Headquartered in New York, Bloomberg employs more than 13,600 people in 185 locations around the world.

The Offer has not yet commenced, and this communication is for informational purposes only and is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of the common stock of BNA. On the commencement date of the Offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the United States Securities and Exchange Commission (the “SEC”). The offer to purchase shares of BNA’s common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed with such Schedule TO. INVESTORS AND BNA STOCKHOLDERS ARE STRONGLY ADVISED TO CAREFULLY READ THE TENDER OFFER STATEMENT (INCLUDING THE OFFER TO PURCHASE, THE LETTER OF TRANSMITTAL AND THE RELATED TENDER OFFER DOCUMENTS) AND THE RELATED SOLICITATION/RECOMMENDATION STATEMENT, AS WELL AS ANY AMENDMENTS THERETO AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The tender offer statement will be filed with the SEC by Brass Acquisition Corp. and Bloomberg, and the solicitation/recommendation statement will be filed with the SEC by BNA.  Investors and BNA stockholders may obtain a free copy of the tender offer statement, the solicitation/recommendation statement and other documents (when available) filed with the SEC at the SEC’s website at www.sec.gov.  The tender offer statement and other documents filed by Brass Acquisition Corp. or Bloomberg may also be obtained free of charge by directing a request by mail to MacKenzie Partners, Inc. at 105 Madison Avenue, New York, New York 10016, by calling toll-free at +1 800-322-2885 or by email to tenderoffer@mackenziepartners.com.

Forward Looking Statements

This communication contains forward-looking statements relating to the potential acquisition of BNA by Bloomberg Inc. These forward-looking statements are made within the meaning of and pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The actual results of the acquisition could vary materially as a result of a number of factors, including: uncertainties as to how many of BNA’s stockholders will tender their stock in the offer; the possibility that competing offers will be made; and the possibility that various closing conditions for the transaction may not be satisfied or waived. Other factors that may cause actual results to differ materially include those set forth in the reports that we file from time to time with the SEC, including our annual report on Form 10-K for the year ended December 31, 2011 and quarterly and current reports on Form 10-Q and 8-K. These forward-looking statements reflect BNA’s expectations as of the date of this communication. BNA undertakes no obligation to update the information provided herein.

The following letter was sent to employees of The Bureau of National Affairs, Inc. on August 25, 2011.

August 25, 2011

To All BNA Stockholders and Employees

The BNA Board of Directors is pleased to announce that it has unanimously approved the acquisition of BNA by Bloomberg through a cash tender offer at a price of $39.50 per share.  The transaction is expected to close in 2011.

The Board believes combining with Bloomberg will enable BNA not just to keep pace in our industry, but will give us the ability to move to a new level of quality publishing and to meet the challenges of an increasingly competitive environment.  The attached joint press release from Bloomberg and BNA, scheduled to be released at 9:30 a.m. today, tells you more about Bloomberg and the transaction.

BNA has always been about our people and our commitment to providing quality products to our customers.  Being part of Bloomberg only enhances our ability to carry through on that commitment, as Bloomberg shares our values of quality and customer service.

Additional information will be provided to stockholders and employees concerning the transaction next week. An informational meeting for all employees and stockholders will be held on Monday, Aug. 29, at 11 a.m. at the Marriott Crystal Gateway, 1700 Jefferson Davis Highway, Arlington, Va.  Dan Doctoroff, Bloomberg’s CEO and President, will join us at that meeting.

The Board is excited about what lies ahead for BNA. We believe this is the start of a new day, where we can build upon what has been accomplished over these past 82 years, and move forward with energy and enthusiasm.

The BNA Board of Directors
Paul N. Wojcik, Chairman
Gregory C. McCaffery, Vice Chairman

Paul A. Blakely
Cynthia J. Bolbach
Gerald S. Hobbs
Marcia P. Kaplan
George J. Korphage
Eunice F. Lin
Darren P. McKewen
Jonathan Newcomb
Ellen Taus
Daniel W. Toohey
David M. Victor

Notice to Stockholders

The Offer has not yet commenced, and this communication is for informational purposes only and is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of the common stock of BNA. On the commencement date of the Offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the United States Securities and Exchange Commission (the “SEC”). The offer to purchase shares of BNA’s common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed with such Schedule TO. INVESTORS AND BNA STOCKHOLDERS ARE STRONGLY ADVISED TO CAREFULLY READ THE TENDER OFFER STATEMENT (INCLUDING THE OFFER TO PURCHASE, THE LETTER OF TRANSMITTAL AND THE RELATED TENDER OFFER DOCUMENTS) AND THE RELATED SOLICITATION/RECOMMENDATION STATEMENT, AS WELL AS ANY AMENDMENTS THERETO AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The tender offer statement will be filed with the SEC by Brass Acquisition Corp. and Bloomberg Inc., and the solicitation/recommendation statement will be filed with the SEC by BNA.  These materials will be sent free of charge to all stockholders of BNA when available. In addition, Investors and BNA stockholders may obtain a free copy of the tender offer statement, the solicitation/recommendation statement and other documents (when available) filed with the SEC at the SEC’s website at www.sec.gov.  The documents filed by BNA may also be obtained free of charge by directing a request by mail to the Corporate Secretary, The Bureau of National Affairs, Inc., at 1801 South Bell Street, Arlington, Virginia 22202, Tel: 703-341-3000.

Forward Looking Statements

This announcement contains forward-looking statements relating to the potential acquisition of BNA by Bloomberg Inc. These forward-looking statements are made within the meaning of and pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The actual results of the acquisition could vary materially as a result of a number of factors, including: uncertainties as to how many of BNA’s stockholders will tender their stock in the offer; the possibility that competing offers will be made; and the possibility that various closing conditions for the transaction may not be satisfied or waived. Other factors that may cause actual results to differ materially include those set forth in the reports that we file from time to time with the SEC, including our annual report on Form 10-K for the year ended December 31, 2011 and quarterly and current reports on Form 10-Q and 8-K. These forward-looking statements reflect BNA’s expectations as of the date of this announcement. BNA undertakes no obligation to update the information provided herein.